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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer presents the Energia Family – Four New Aircraft Concepts Using Renewable Energy Propulsion Technologies

São José dos Campos, Brazil, November 8, 2021 – Embraer today announced a family of concept aircraft that it is exploring to help the industry achieve its goal of net zero carbon emissions by 2050. The details of the Energia family, the latest in the company’s Sustainability in Action initiative, were broadcast live via YouTube from Embraer’s manufacturing facility in São José dos Campos.

The company has partnered with an international consortium of engineering universities, aeronautical research institutes, and small and medium-sized enterprises to better understand energy harvesting, storage, thermal management and their applications for sustainable aircraft propulsion.

The Energia Family is comprised of four concept aircraft of varying sizes that incorporate different propulsion technologies – electric, hydrogen fuel cell, dual fuel gas turbine, and hybrid-electric.

Energia Hybrid (E9-HE) Energia Electric (E9-FE)

. hybrid-electric propulsion . full electric propulsion

. up to 90% CO2 emissions reduction . zero CO2 emissions

. 9 seats . 9 seats

. rear-mounted engines . aft contra-rotating propellers

. technology readiness –2030 . technology readiness – 2035

Energia H2 Fuel Cell (E19-H2FC) Energia H2 Gas Turbine (E50-H2GT)

. hydrogen electric propulsion . hydrogen or SAF/JetA turbine propulsion

. zero CO2 emissions . up to 100% CO2 emissions reduction

. 19 seats . 35 to 50 seats

. rear-mounted electric engines . rear-mounted engines

. technology readiness – 2035 . technology readiness – 2040

Each aircraft is being evaluated for its technical and subsequent commercial viability.

Luis Carlos Affonso, Embraer’s Sr. VP of Engineering, Technology and Corporate Strategy, explained the rationale for the Energia family. “We see our role as a developer of novel technologies to help the industry achieve its sustainability targets. There’s no easy or single solution in getting to net zero. New technologies and their supporting infrastructure will come online over time. We’re working right now to refine the first airplane concepts, the ones that can start reducing emissions sooner rather than later. Small aircraft are ideal on which to test and prove new propulsion technologies so that they can be scaled up to larger aircraft. That’s why our Energia family is such an important platform.”

Arjan Meijer, President and CEO of Embraer Commercial Aviation, commented on the company´s strategy regarding sustainability “We will see a big transformation in our industry towards a more sustainable aviation. With 50 years experience in developing, certifying and supporting regional aircraft, Embraer is in a unique position to make viable the introduction of new disruptive green technologies.”

Although the Energia airplanes are still on the drawing board, Embraer has already made advances in reducing emissions from its aircraft. It has tested drop-in sustainable aviation fuel (SAF), mixes of sugarcane and camelina plant-derived fuel and fossil fuel, on its family of E-Jets. The company is targeting to have all Embraer aircraft SAF-compatible by 2030. Last August, Embraer flew its Electric Demonstrator, a single-engine EMB-203 Ipanema, 100% powered by electricity. A full electric demonstrator flew this year, a hydrogen fuel cell demonstrator is planned for 2025 and the company’s eVTOL, a fully-electric, zero-emissions vertical take off and landing vehicle, is being developed to enter service in 2026.

For complete information about Embraer’s Sustainability in Action initiative and specifications for each Energia concept aircraft, go to https://www.embraercommercialaviation.com/sustainabilityinaction.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centres, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations